FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of April 2005

                                  DRYSHIPS,INC.

                               80 Kifissias Avenue
                        Amaroussion 15125, Athens Greece
                    (Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [_] No [X]

                  INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release issued by DryShips Inc. on April 27, 2005

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 DryShips, Inc.
                        ---------------------------------
                                  (Registrant)


     Date April 27, 2005                     By /s/ Christopher Thomas
     -------------------                     -------------------------
                               Christopher Thomas
                             Chief Financial Officer

                              Webcast Presentation
   DryShips Inc. First Quarter 2005 Earnings Conference Call & Slides & Audio
                              Webcast Presentation

ATHENS, Greece, April 27, 2005 - DryShips Inc. (Nasdaq: DRYS. The Company's management is hosting a conference call today, Wednesday, April 27, 2005 at 10:00 am EST, to discuss the results which were released after the close of the market yesterday.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1866 220 1452 (for callers from US), 0800 953 1444 (for callers from the UK) or +44 1452 542 300 (for callers from outside the US & the UK). Please quote "DryShips".

There will also be a live - and then archived - webcast of the conference call with slides, accessible on the DryShips, Inc. website (www.dryships.com). Participants in the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Please find attached the material which will be discussed during the conference call and webcast. Please click on the link below (or copy and paste the link in your browser) to access the PDF file.

http://www.capitallink.com/ppress/ppressfile/23406845/27 April 05 Slides.pdf
----------------------------------------------------------------------------

A telephonic replay of the conference call will be available until May 2nd, 2005 by dialling 1866 247 4222 (for callers from the US), 0800 953 1533 (for callers from the UK) or +44 1452 550 000 (for callers from outside the US & the UK). Access Code: 5702621#

About DryShips Inc.

DryShips Inc., based in Greece, is an owner and operator of drybulk carriers that operate worldwide. As of the day of this Release, DryShips owns a fleet of 23 drybulk carriers and has entered into agreements to purchase an additional 4 vessels, one of which "Daytona" is scheduled for delivery on April 27, 2005. Upon delivery of the 4 remaining vessels, DryShips will own and operate 4 Capesize, 21 Panamax and 2 Handymax vessels, with a combined deadweight tonnage of approximately 2.3 million. It will be the second largest Panamax operator in the world.

DryShips Inc.'s common stock is listed on NASDAQ National Market where it trades under the symbol "DRYS".

Forward-Looking Statements

Matters discussed in this release and the attached presentation may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although DryShips Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, DryShips Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in DryShips Inc.'s operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by DryShips Inc. with the US Securities and Exchange Commission.

Visit our website at www.dryships.com

Company Contact:
Christopher J. Thomas
Chief Financial Officer
DryShips Inc.
011-30-210-809-0570
E-mail: finance@dryships.com

Investor Relations/Media:
Nicolas Bornozis
Capital Link, Inc. (New York)
Tel. 212-661-7566 E-mail: nbornozis@capitallink.com

23113.0002 #567162